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                                                --------------------------------
                                                           OMB APPROVAL
                                                --------------------------------
                      UNITED STATES             OMB Number:            3235-0145
           SECURITIES AND EXCHANGE COMMISSION   Expires:         August 31, 1999
                 Washington, D.C. 20549         Estimated average burden
                                                hours per response.........14.90
                                                --------------------------------


                      SCHEDULE 13G

        Under the Securities Exchange Act of 1934

                   (Amendment No. 1)*



                       BUCA, Inc.
--------------------------------------------------------------------------------
                    (Name of Issuer)

                      Common Stock
--------------------------------------------------------------------------------
             (Title of Class of Securities)

                        117769109
--------------------------------------------------------------------------------
                     (CUSIP Number)

                    December 31, 2000
--------------------------------------------------------------------------------
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                   Page 1 of 5

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-------------------
CUSIP No. 117769109                     13G
-------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                    Peter J. Mihajlov

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                    Not applicable
                                                                         (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

------------------------------------ --------- ---------------------------------
                                        5      SOLE VOTING POWER

             NUMBER OF                                  127,302
                                     --------- ---------------------------------
              SHARES                    6      SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
                                                        241,892
                                     --------- ---------------------------------
               EACH                     7      SOLE DISPOSITIVE POWER
             REPORTING
              PERSON
                                                        127,302
                                     --------- ---------------------------------
               WITH:                    8      SHARED DISPOSITIVE POWER


                                                        241,892
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    369,194
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    Not applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    2.6%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.
          (a)  Name of Issuer

               BUCA, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               1300 Nicollet Mall, Suite 5003
               Minneapolis, MN  55403

Item 2.
          (a)  Name of Person Filing

               Peter J. Mihajlov

          (b)  Address of Principal Business Office or, if none, Residence

               3001 Hennepin Avenue, Suite 301A
               Minneapolis, MN  55408

          (c)  Citizenship

               United States

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               117769109

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under section 15 of the Act.

          (b)  |_| Bank as defined in section 3(a)(6) of the Act.

          (c)  |_| Insurance company as defined in section 3(a)(19) of the Act.

          (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.

          (e)  |_| An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E).

          (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

          (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

          (j)  |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

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Item 4.   Ownership

          (a)  Amount Beneficially Owned

               369,194

          (b)  Percent of Class

               2.6%

          (c)  Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote

                     127,302

               (ii)  Shared power to vote or to direct the vote

                     241,892

              (iii)  Sole power to dispose or to direct the disposition of

                     127,302

               (iv)  Shared power to dispose or to direct the disposition of

                     241,892


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The shares listed in Item 4 include (i) 81,666 shares held by a trust for the benefit of the reporting person's wife and 18,560 shares held in a trust for the benefit of the reporting person (the "Trusts"), and (ii) 141,666 shares held by the Mihajlov Family Limited Partnership (the "Partnership"). The reporting person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

          The reporting person is a trustee of the Trusts. The Trusts have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares held by them. The reporting person is a partner in the Partnership. The Partnership has the power to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of Group

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          Not applicable

Item 10.  Certification

          Not applicable



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 January 31, 2001
                                     -------------------------------------------
                                                       Date
                                              /s/ Peter J. Mihajlov
                                     -------------------------------------------
                                                     Signature
                                                Peter J. Mihajlov
                                     -------------------------------------------
                                                    Name/Title


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)